UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ELSTER GROUP SE

(Name of Subject Company)

MINTFORD AG

an indirect wholly owned subsidiary of

MELROSE PLC

(Names of Filing Persons (Offerors))

Ordinary Shares, Nominal Value €1.00 Per Share
(Title of Class of Securities)

D24648 103

(CUSIP Number of Class of Securities)

American Depositary Shares, Each Representing One-Fourth of One Ordinary Share
(Title of Class of Securities)

290348101
(CUSIP Number of Class of Securities)

Garry Barnes
Company Secretary

Melrose PLC
Precision House, Arden Road, Alcester
London, B49 6HN, United Kingdom

+44-1789-761-020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Eric M. Swedenburg	Adam Signy
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
425 Lexington Avenue	CityPoint, One Ropemaker Street
New York, New York 10017-63954	London, EC2Y 9HU, United Kingdom
Telephone: 1-212-455-2000	Telephone: +44-207-275-6130

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          third-party tender offer subject to Rule 14d-1.

☐          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a planned offer (the “Offer”) by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 (“Bidder”) and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 (“Melrose”), to purchase (i) all outstanding American Depositary Shares (the “ADSs”) of Elster Group SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 (“Elster”), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (the “Ordinary Shares”) and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs), to be commenced pursuant to an Investment Agreement, dated June 29, 2012, by and among Melrose, Bidder and Elster.

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares or ADSs or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase Ordinary Shares and ADSs will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Melrose and Bidder, and the solicitation/recommendation statement will be filed with the SEC by Elster. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. or by directing such requests to D.F. King & Co., Inc., toll-free at 1-800-269-6427.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by Melrose PLC on June 29, 2012.

2